July 21, 2010

Frederick M. Danziger, President
Griffin Land & Nurseries, Inc.
One Rockefeller Plaza
New York, New York 10020

    RE: **Griffin Land & Nurseries, Inc.**
         Form 10-K for Fiscal Year-Ended November 28, 2009
         Filed February 10, 2010
         File No. 1-12879

Dear Mr. Danziger:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Exhibits

1. We reissue comment one from our letter dated April 15, 2010. We note that exhibit 10.36 has not been filed in its entirety in the Form 10-Q for the quarter ended May 29, 2010. Please confirm that you will file in your next periodic report this exhibit in its entirety as required by Item 601(b)(10) of Regulation S-K.

2. We note that Exhibit 10.42 to the Form 10-Q for the quarter ended February 27, 2010 has not been filed in its entirety. Please confirm that you will also file this exhibit in its entirety in your next periodic report.

Closing Comment

Please contact Janice McGuirk, examiner, at (202) 551-3395 or Pam Howell, legal reviewer, at (202) 551-3357 with any questions.

                    Sincerely,

                    John Reynolds,
                    Assistant Director

cc: via fax (212) 218-7917

c: via fax (212) 218-7917